02025343

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
MAR 2 6 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: *For the period ending 26 March 2002*

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (File No. 333-12866) of Telstra Corporation Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration
Title: Company Secretary

Date: 26 March 2002

This Current Report of Telstra Corporation Limited on Form 6-K for March 26, 2002 hereby supersedes the Current Report of Telstra Corporation Limited on Form 6-K for March 15, 2002, which was filed with the Securities and Exchange Commission on that date, to the extent set forth herein.

The fourth paragraph under "Capital resources" on the page numbered 21 of the Current Report of Telstra Corporation Limited on Form 6-K for March 15, 2002, which was filed with the Securities and Exchange Commission on that date, is hereby deleted in its entirety and replaced with the following:

> We had net current liabilities of A$3,745 million at December 31, 2001, compared with A$3,237 million at December 31, 2000.

The penultimate sentence of the second bullet point under the heading "[t]he changes of significance to our expenditure commitments since June 30, 2001, are as follows" on the page numbered 22 of the Current Report of Telstra Corporation Limited on Form 6-K for March 15, 2002, which was filed with the Securities and Exchange Commission on that date, is hereby deleted in its entirety and replaced with the following:

> Our share of these obligations is up to a maximum of approximately A$275 million.